EXHIBIT 99.2

NEWS RELEASE


               LIN BOARD APPROVES MERGER WITH McCAW


FOR RELEASE:  Friday, April 28, 1995

     NEW YORK - AT&T and McCaw Cellular today announced that a majority of the LIN Broadcasting board of directors has approved the merger of LIN with McCaw.

     As announced April 7, McCaw decided to proceed with an acquisition of the public shares of the LIN Broadcasting at $127.50 per share in cash.

     Next steps in the merger process include filing proxy information for review by the Securities and Exchange Commission. The proxy will then be sent to LIN shareowners who will vote on the merger at a special meeting. A majority of the LIN public shares is required for approval. McCaw's obligation to complete the merger is also subject to the absence of pending litigation, including satisfactory resolution of pending shareholder suits.

     LIN has a total of about 53.3 million shares on a fully diluted basis.

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